SECURI  N

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SEC Mail Processing Section

AUG 22 2012

Washington DC 405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 50856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Global Brokerage, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Callaghan Road
(No. and Street)

San Antonio (City) Texas (State) 78229 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine Rademacher 210-308-1276
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl St., Suite 200, Dallas, Texas 78201-2867
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine Rademacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Global Brokerage, Inc., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KATHERINE J. MAGARO-GEORGE
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
06-22-2016

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Global Brokerage, Inc.

Financial Statements
and Supplemental Information
for the Year Ended June 30, 2012

U.S. Global Brokerage, Inc.

Contents



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditors' Report

Board of Directors
U.S. Global Brokerage, Inc.
San Antonio, Texas

We have audited the accompanying statement of financial condition of U.S. Global Brokerage, Inc. (the "Company"), a wholly owned subsidiary of U.S. Global Investors, Inc., as of June 30, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Global Brokerage, Inc. at June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for additional analysis to comply with Rule 17-a5 under the Securities Exchange Act of 1934 and is not a required part of the financial statements. This supplemental information is the responsibility of management and is derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information described above is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

BDO USA, LLP

Dallas, Texas
August 14, 2012

Financial Statements

U.S. Global Brokerage, Inc.

Statement of Financial Condition

June 30, 2012

Assets		
Cash and cash equivalents	$	1,554,051
Accounts receivable from affiliates		5,171,816
Distribution fees receivable		251,155
Prepaid expenses and other assets		192,930
Total assets		7,169,952
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities		311,259
Total liabilities		311,259
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $1.00 per share; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		31,021,641
Accumulated deficit		(24,163,948)
Total stockholder's equity		6,858,693
Total liabilities and stockholder's equity	$	7,169,952

See accompanying notes to financial statements.

U.S. Global Brokerage, Inc.

Statement of Operations

Year ended June 30, 2012		
Revenues		
Interest and dividend income	$	281
Distribution fees and other income		4,100,942
		4,101,223
Expenses		
General and administrative		5,788,461
Loss before income taxes		(1,687,238)
Income tax expense		-
Net loss	$	(1,687,238)

See accompanying notes to financial statements.

U.S. Global Brokerage, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at June 30, 2011	$ 1,000	$ 29,539,964	$ (22,476,710)	$ 7,064,254
Capital contributions	-	3,081,677	-	3,081,677
Distributions	-	(1,600,000)	-	(1,600,000)
Net loss	-	-	(1,687,238)	(1,687,238)
Balance at June 30, 2012	$ 1,000	$ 31,021,641	$ (24,163,948)	$ 6,858,693

See accompanying notes to financial statements.

U.S. Global Brokerage, Inc.

Statement of Cash Flows

Year ended June 30, 2012		
Operating Activities		
Net loss	$	(1,687,238)
Changes in operating assets and liabilities:		
Distribution fees receivable		202,846
Prepaid expenses and other assets		9,109
Accounts payable and accrued liabilities		(530,710)
Total adjustments		(318,755)
Net cash used in operating activities		(2,005,993)
Financing Activities		
Accounts receivable from affiliates		2,481,515
Capital distributions		(1,600,000)
Capital contributions		367,923
Net cash provided by financing activities		1,249,438
Decrease in cash and cash equivalents		(756,555)
Cash and cash equivalents, beginning of year		2,310,606
Cash and cash equivalents, end of year	$	1,554,051

See accompanying notes to financial statements.

1. Organization and Nature of Business

U.S. Global Brokerage, Inc. ("USGB" or the "Company"), a wholly owned subsidiary of U.S. Global Investors, Inc. ("USGI"), is registered as a limited business broker-dealer under Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Act of 1934, as amended Rule 15c3-3(k)(2)(ii).

USGB was organized for the purpose of acting as underwriter for U.S. Global Investors Funds ("USGIF") mutual fund shares (the "Funds") and for the purpose of distributing promotional materials regarding the Funds. USGB is responsible for the promotional and marketing expenses of USGIF.

USGI and USGB have an Administrative Services and Expense Sharing Agreement for the purpose of delineating which expenses will be borne directly by USGB and which expenses will be borne by USGI, and as such actual results could differ from those reported in the absence of this arrangement. Accordingly, USGI provides sufficient capital for the Company to operate. Either company may terminate this agreement by providing ninety days notice to the other. Neither company has any intention to terminate the agreement since they are related parties.

USGB is an integral part of the parent company (USGI) and is completely dependent on USGI to provide the necessary capital and liquidity for its operations. USGB was not intended to operate as a standalone company; it is a limited purpose broker dealer with no customers, customer accounts or customer assets, and does not transact business with customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consisted of $1,554,051 in USGIF money market mutual funds at June 30, 2012.

Cash and cash equivalents are held in funds advised by USGI. The funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Distribution Fees

USGB is paid a fee at an annual rate of 0.25 percent of the average daily net assets of each of the Investor-class nine equity funds. The distribution fees receivable balance at June 30, 2012, was $251,155.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables and payables. The carrying values of these financial instruments approximate their respective fair values as they are short-term in nature.

Revenues

The Company records revenues during the period for which services were rendered.

Advertising Costs

The Company expenses advertising costs as they are incurred. Net advertising expenditures were $1,182,287 for the fiscal year ended June 30, 2012 and are included in general and administrative expenses on the Statement of Operations.

Income Taxes

The Company utilizes ASC 740 - Income Taxes (formerly Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*), to account for income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company is included in the consolidated federal tax returns filed by USGI. Since the Company is a member of a consolidated group, the Company has elected under ASC 740-10-30-27 to use the separate return method to allocate the current and deferred tax expense for a group that files a consolidated return. As such, the Company has a deferred tax asset related to current and prior year losses. The Company has recorded a valuation allowance for the deferred tax asset related to current and prior year losses as they do not meet the more likely than not criteria for realization of the deferred tax asset on a separate return basis. There are no other items that would give rise to a deferred asset or liability.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments among other things. The Company did not have components of other comprehensive income during

the year. As a result, comprehensive income is the same as the reported net income for the year ended June 30, 2012.

3. Net Capital Requirements

USGB is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3 percent of aggregate indebtedness At June 30, 2012, USGB had net capital of $1,462,866, which was $1,437,866 in excess of its required net capital of$25,000. The Company's aggregate indebtedness to net capital ratio was .22 to 1.

4. Transactions with Related Parties

At June 30, 2012, the Company had receivables of $5,171,816 from USGI. The balance is non-interest bearing and has no fixed terms of repayment.

5. Additional Paid-In Capital

USGB's parent, USGI, made net capital contributions to USGB totaling $1,481,677 for the year ended June 30, 2012.

6. Subsequent Events

The Company has evaluated subsequent events through August 14, 2012, the date of issuance of these financial statements. No events have occurred that would materially affect the financial statements.

Supplemental Material

U.S. Global Brokerage, Inc.

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2012

Computation of Net Capital	
Total stockholder's equity	$ 6,858,693
Deductions:	
Accounts receivable from affiliates	(5,171,816)
Prepaid expenses and other assets	(192,930)
Haircut on money market funds	(31,081)
Total deductions	(5,395,827)
Net capital	$ 1,462,866
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 25,000
Excess of net capital	$ 1,437,866
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 1,431,740
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 311,259
Total aggregate indebtedness	$ 311,259
Ratio of aggregate indebtedness to net capital	.22 to 1

Reconciliation with Company's Computation

There were no material differences between net capital reported in the Company's unaudited Form X-17A-5 for the quarter ended June 30, 2012, and the Company's audited financial statements for the year ended June 30, 2012.

U.S. Global Brokerage, Inc.

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2012

The Company handled no customer securities or accounts during the year ended June 30, 2012, and accordingly, is not subject to the requirements under Securities and Exchange Commission Rule 15c3-3 and is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1). The Company is also exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Supplemental Report



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, Texas 75201

Independent Auditor's Report on Internal Control Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
U.S. Global Brokerage, Inc.
San Antonio, Texas

In planning and performing our audit of the financial of U.S. Global Brokerage, Inc. (the Company), a wholly owned subsidiary of U.S. Global Investors, Inc., as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
August 14, 2012